SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 12 September, 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







Bank of Ireland today announced that Denis O'Brien is stepping down as a member of the Court and as Deputy Governor.

Informing the Court of his decision, which takes effect immediately, he said that his growing international business interests together with the demands of an extensive travel schedule, meant that he could no longer devote the time required to the ever increasing workload of the Court.

Commenting on the announcement, the Governor of Bank of Ireland, Richard Burrows, said "On behalf of his colleagues on the Court I would like to thank Denis for the significant contribution he has made to the work of the Court and its committees since his appointment as a Director in 2000."

12 September 2006

For further information contact:

Dan Loughrey           Head of Group Corporate Communications     353 1 604 3833

Geraldine Deighan      Head of Group Investor Relations           353 1 604 3501






                                 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 12 September, 2006